Mail Stop 3561

July 10, 2009

John Donahoe
President and Chief Executive Officer
eBay Inc.
2145 Hamilton Avenue
San Jose, California 952125

> **Re: eBay Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 20, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 19, 2009**
> **File No. 000-24821**

Dear Mr. Donahoe:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business, page 1
Overview, page 1

1. We note that you offer various products or services within your three reportable segments. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services here

and in Note 4 and advise us. See Item 101(c)(1)(i) of Regulation S-K and paragraph 37 of SFAS 131.

Item 2. Properties, page 3

2. Please expand your description of properties owned or leased to address the location and general character of your materially important physical properties. In this regard, we note that you own and lease properties in the United States and 25 other countries, but you only provide the location of your corporate headquarters. Refer to Item 102 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations, page 48
Summary of Cost of Net Revenues, Operating Expenses, page 54
Cost of Net Revenues, page 54

3. We note you discuss changes in net revenues by reportable segment. In this regard, please revise to discuss the material changes in cost of revenues by reportable segment so that investors can better understand the drivers behind the material changes in cost of revenues within each segment. Your revised disclosure should also identify any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on future earnings. Refer to Item 303(a)(3) of Regulation S-K.

Consolidated Financial Statements
Notes to Consolidated Financial Statements, page 81
Note 1. The Company and Significant Accounting Policies, page 81

4. Tell us and disclose your accounting policy for cash and cash equivalents.

Revenue Recognition, page 84

5. Refer to the second paragraph of the above referenced section on page 84. We note your disclosures that a transaction is considered successfully concluded when at least one buyer has bid above the seller's specified minimum price or reserve, whichever is higher, at the end of the transaction term and that final value fees are recognized at the time when the transaction is successfully concluded. Explain to us how this revenue earning process complied with SAB Topic 13 given that the title of the goods transacted has not yet passed to the buyer.

Note 14. Common Stock, page 102
Treasury Stock, page 103

6. We note your disclosure that "[f]rom time to time, we enter into structured equity hedging transactions…if the market price of our common stock exceeds a pre-determined price on the maturity date, we have the option to settle these transactions in cash or by repurchasing share of our common stock. If the market price of our common stock is below that pre-determined price on the maturity date, we are required to settle these transactions by repurchasing shares of our common stock." Please tell us and disclose in more detail the significant terms of these transactions and your accounting for the structured equity hedging arrangement. Support your accounting with the relevant authoritative accounting literature including your considerations of the guidance within SFAS 133 and EITF 00-19 in your response.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 46
Elements of Compensation/Executive Compensation Practices, page 50

7. We note your disclosure in the third paragraph on page 51 that your executive officers fall into four different job levels, and for 2008, your named executive officers fell into three different job levels. We note similar disclosure in the last paragraph of page 54. Please expand your disclosure to address the factors that define each of these job levels and specify the executive officers that fall within each level.

Equity Incentive Awards, page 53
Performance –Based Restricted Stock Units, page 55

8. In the second sentence of the second paragraph on page 56 you seem to indicate that there are only two performance measures considered in granting performance-based restricted stock units. It appears, however, that you utilize three measures of performance, FX-neutral revenue targets, Non-GAAP operating margin targets, and return on invested capital. Please revise your disclosure accordingly or explain why you do not believe any revision is needed.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities

John Donahoe
eBay Inc.
July 10, 2009
Page 4

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Milwood Hobbs, Accountant, at (202) 551-3241 or, in his absence, Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. You may contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director